Neuro-Hitech, Inc. Announces Modification of Terms of Acquisition of MCR American Pharmaceuticals and AMBI Pharmaceuticals

Eliminates Outstanding Indebtedness and Improves Cash Flow Position

New York, NY - November 19, 2008 - Neuro-Hitech, Inc. (OTC BB: NHPI.OB - News), a New York-based pharmaceutical company focused on the development, marketing and distribution of branded and generic pharmaceutical products, today announced the modification of the terms of its June 6, 2008 acquisition of MCR American Pharmaceuticals, Inc. (“MCR”) and AMBI Pharmaceuticals, Inc. (“AMBI”). The modification of the original agreement eliminates approximately $6 million in indebtedness previously issued to David Ambrose, the seller of MCR and AMBI, cancellation of approximately $1 million in payables owed by MCR and AMBI, and provides Neuro-Hitech with an inventory credit of approximately $1.26 million.

“The modification of our original agreement puts us in significantly better shape to build our business,” commented Matthew Colpoys, the Chief Executive Officer and President of Neuro-Hitech. “We are excited by the impact this modification will have on our ability to move our business forward and execute our plan.”

Pursuant to the terms of the modification agreement, Neuro-Hitech issued Mr. Ambrose and an entity affiliated with Mr. Ambrose, 1,500,000 shares of a newly created Series A Preferred Stock and 1,397,463 shares of a newly created Series B Preferred Stock. The Series A Preferred Stock has a senior liquidation preference of $4.5 million and is convertible into 15,000,000 shares of common stock. The Series B Preferred Stock is convertible into 13,974,630 shares of common stock, and is substantially equivalent to common stock in terms of its liquidation preference. None of the shares of preferred stock are entitled to any mandatory dividend payments. Mr. Ambrose previously received 1,333,333 shares of common stock, which together with the Series A Preferred Stock and Series B Preferred Stock, represents approximately 50.1% of Neuro-Hitech’s common stock on an as converted to common stock basis.

“We remain very excited about this transformational acquisition”, commented Mark Auerbach, the Chairman of the Board of Neuro-Hitech. “We continue to believe that the MCR/AMBI business is an excellent platform on which to build a diverse product portfolio to accelerate the company’s growth and position it to leverage our management and board expertise. We can now pursue our plan from a financially stronger position. ”

Neuro-Hitech announced the appointment of Mr. Ambrose as Vice Chairman of Neuro-Hitech’s board of directors. Pursuant to the terms of the modification agreement, Mr. Ambrose is entitled to appoint two additional directors to the board of directors. In connection with Mr. Ambrose’s appointment and the pending appointment of two additional directors, Mr. Young and Mr. Colpoys resigned from the board of directors. Mr. Colpoys continues to serve as President and Chief Executive Officer of the company.

Mr. Ambrose said, “I am pleased to have structured a mutually beneficial modification of our prior agreement. I have enjoyed working with Neuro-Hitech and am looking forward to working more closely with the Neuro-Hitech management team as it executes its business plan going forward.”

The shares issued to Mr. Ambrose in connection with the modification are subject to lock-up expiring on March 31, 2009 and certain registration rights. Mr. Ambrose is also entitled to a preemptive right on subsequent securities offerings by Neuro-Hitech.

Neuro-Hitech is concurrently filing its Form 10-Q with the Securities and Exchange Commission which should be reviewed for additional information about the aforementioned transactions.

About Neuro-Hitech

Neuro-Hitech, Inc. is a New York-based specialty pharmaceutical company focusing on the development, marketing and distribution of branded and generic pharmaceutical products. The company is also exploring opportunities to enter into collaborative, joint and strategic alliances, and licensing arrangements with one or more pharmaceutical companies for the further development of Huperzine A and the company’s pipeline of pre-clinical compounds.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act). To the extent that any statements made in this press release contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as "expects," "plans," "will," "may," "anticipates," "believes," "should," "intends," "estimates," "projects" and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include those outlined in "Risk Factors" found within our Annual Report on Form 10-KSB and include, without limitation, Neuro-Hitech's limited cash and ability to raise capital to finance the growth of Neuro-Hitech's operations, the ability of Neuro-Hitech to develop its products and obtain necessary governmental approvals, Neuro-Hitech's ability to protect its proprietary information, Neuro-Hitech's ability to attract or retain qualified personnel, including scientific and technical personnel and other risks detailed from time to time in Neuro-Hitech's filings with the SEC, or otherwise.

Company Contact:
David Barrett
CFO
Neuro-Hitech, Inc.
212-798-8121

Source: Neuro-Hitech